Exhibit 99.3
Sify Technologies Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road
Taramani, Chennai 600 113, India.
August 29, 2008
To the holders of our American Depositary Shares
On behalf of your Board of Directors and your management, I cordially invite you to attend our Twelfth Annual General meeting of the stockholders. It will be held on Monday, September 29, 2008 beginning at 11.00 A.M. at our Registered Office located at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India.
At the Annual General Meeting, you will be requested to consider and approve ordinary business matters, including the adoption of the Company’s audited Balance Sheet, Profit and Loss Account, Auditors’ Report and Directors’ Report for the fiscal year ended March 31, 2008, as well as appointment of Directors and reappointment of Accountants.
The ordinary business matters are Ordinary Resolutions requiring the approval of a majority of the equity shareholders present in person or by proxy at the Annual General Meeting. As per the AGM Notice, the matters set forth in items 1 to 4, require an Ordinary Resolution.
The Board of Directors recommends that you approve each of these resolutions.

The Board of Directors has fixed the close of business on August 29, 2008 as the Record Date for the determination of stockholders entitled to Notice of and to vote at the Annual General Meeting. All stockholders are cordially invited to attend the Annual General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the Depositary regarding the voting of the equity shares underlying your ADRs.
Yours very truly
Raju Vegesna
Chairman, Managing Director & CEO